Exhibit 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: NIC (TSX), PNCKF (OTC BB) Total Shares Outstanding: 67.766 million Fully Diluted: 94.10 million 52-Week Trading Range: C$0.20 - $1.65
– NEWS RELEASE – Pure Nickel Grants Option on two Quebec Properties to Minergy Ltd.

TORONTO: June 5, 2008: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF, “Pure Nickel”) is pleased to announce that it has entered into an exploration and option agreement (the “Agreement”) with Minergy Limited a private company, (“Minergy”). Pursuant to the Agreement Pure Nickel has granted Minergy an option to earn an interest of up to 70% in 393 mining claims (216.9 sq. km.) comprising the Nuvilik and POV properties (“Properties”) located in the area west of Xstrata’s Raglan Nickel Mine in Northern Quebec.

Minergy’s plans are to initiate a program of diamond drilling and geophysics to determine the potential of the relatively unexplored properties, which were assembled by Xstrata Nickel to cover the prolific Raglan Horizon prior to their purchase by Pure Nickel in 2007. Xstrata annually produces about 26,000 tonnes of nickel in concentrate from the Raglan mines, together with copper, cobalt and platinum group metal by-products, and have announced plans to expand operations.

David McPherson, Pure Nickel’s President and CEO commented: “We are very pleased to welcome Minergy as our partner in the exploration of these prospective properties in 2008 and beyond. This transaction is aligned with Pure Nickel’s strategy of leveraging its relatively earlier stage properties through option agreements and effectively extends the total exploration expenditure against our outstanding portfolio of properties.”

Under the terms of the Agreement, Minergy can earn-in a 50% interest in the Properties by incurring an aggregate of $3 million of exploration expenditures over the first three years of the Agreement.  As part of this commitment, Minergy is required to diamond drill at least 2,000 meters during the first two years of the Agreement and 1,000 meters during the third year.  Once Minergy has earned a 50% interest, it has the option to earn-in an additional 20% interest in the Properties by incurring an additional $3 million of exploration expenditures during the fourth year of the Agreement.  Minergy paid Pure Nickel $25,000 on the entering into of the Agreement and is required to pay Pure Nickel $50,000 annually to maintain the options until Minergy has either exercised or abandoned its option to earn-in an additional 20% interest.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska.  The Company’s 2008 exploration program is underway on multiple properties and is fully funded.

About Minergy Ltd.:

Minergy Ltd. is a private mineral and energy exploration company with its head office in South Africa. Minergy is currently earning into two nickel properties located in the area west of Xstrata’s Raglan Nickel Mine in Northern Quebec and has coal and uranium projects in west and southern Africa. Coal, oil & gas and hydrothermal initiatives are underway in Australasia and Africa.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  The following are important factors that could cause the Company’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements.  Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

David McPherson

President & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com